UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42426

FAST TRACK GROUP

(Exact Name as Specified in its Charter)

600 North Bridge Road, Parkview Square #24-01

Singapore 188778

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

As previously disclosed on July 22, 2026, and July 23, 2026, Fast Track Events Pte Ltd (“FTE”), the operating subsidiary of Fast Track Group (the “Company”), entered into Strategic Co-Brand Partnership Agreements with Sony Music Entertainment Malaysia Sdn Bhd (“Sony Music”) on July 20, 2026, regarding the Global Digital Content Platform and Offline Regional Launchpad Initiative (collectively, “Co-branded Partnership Agreements”).

On August 3, 2026, the Company issued a press release announcing a letter from its Chief Executive Officer to shareholders outlining its recent operational developments, including the Co-branded Partnership Agreements with Sony Music and the strategic direction towards an intellectual property (IP) ownership and media business model.

The full text of the press release is attached as Exhibit 99.1 to this Current Report on Form 6-K.

Financial Statements and Exhibits.

The following exhibit is being filed herewith:

Exhibit No.	Description of Exhibit

99.1	Press Release dated August 3, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 3, 2026

FAST TRACK GROUP

By:	/s/ Lim Sin Foo, Harris
Name:	Lim Sin Foo, Harris
Title:	Chief Executive Officer and Director